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S 19008031

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SEC Mail Processing Section
MAR 01 2019
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Outcome Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11921 Freedom Drive, Suite 730
(No. and Street)

Reston (City) VA (State) 20190 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Wallace 703-995-2165
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsenAllen
(Name – *if individual, state last, first, middle name*)

1966 Greenspring Drive, Suite 300 (Address) Timonium (City) MD (State) 21093 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jonathan Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Outcome Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Director
Title

Victoria L. Birkett
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

City/County of Fairfax
Commonwealth of Virginia
I certify this to be a complete, full, true and exact reproduction of the original documents.
Certified this 28th day of February, 2019

Victoria L. Birkett
Notary Public's signature
Notary registration number: 7582715
My commission expires: July 31, 2022

Victoria L Birkett
NOTARY PUBLIC
Commonwealth of Virginia
Reg. # 7582715
Com. Exp. Jul. 31, 2022

OUTCOME CAPITAL, LLC

2018 CONSOLIDATED FINANCIAL CONDITION

OUTCOME CAPITAL, LLC
Reston, Virginia

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2018

TABLE OF CONTENTS

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Operating Committee of
Outcome Capital, LLC
Reston, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Outcome Capital LLC (the Company) as of December 31, 2018, the related consolidated statements of income, changes in members' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information

To the Operating Committee of
Outcome Capital, LLC

reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)) is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP
We have served as the Company's auditor since 2010.

Baltimore, Maryland
February 27, 2019

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

OUTCOME CAPITAL, LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS		
Cash	$	462,568
Prepaid expenses		76,467
Accounts receivable		166,318
Receivable from affiliated companies		58,580
Security deposits		172,726
Property and equipment, net of accumulated depreciation of $103,984		102,606
TOTAL ASSETS	$	1,039,265
LIABILITIES AND MEMBERS' CAPITAL		
Accounts payable, accrued expenses and other liabilities	$	294,868
Members' capital		744,397
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	1,039,265

The accompanying notes are an integral part of the consolidated financial statement.

OUTCOME CAPITAL, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
December 31, 2018

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Outcome Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Virginia limited liability corporation (LLC) that is owned 50% by WWC Capital Group, LLC (the Affiliated Company), 25% by Arnold E. Freedman, and 25% by Oded Ben-Joseph. The Company is engaged in a single line of business as a securities broker-dealer, which comprises the investment banking business.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company has claimed exemption from the provisions of Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Outcome Capital, LLC was a 99% owner in a foreign subsidiary, Outcome Capital, LLP, which was dissolved in December 2018. There was no revenue from this subsidiary in 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Consolidated Financial Statements

Accounting principles generally accepted in the United States of America require management to make estimates and assumptions when preparing its consolidated financial statements. Actual results could differ from those estimates.

Investment Banking Revenue

Investment banking revenues include fees earned from providing merger-and-acquisition and financial advisory services. Fees from these services are performed under contracts for these services under ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The Company adopted this ASU in 2018. Adoption of this ASU did not materially impact the Company's financial statements. Revenues for these advisory services are recognized when performance obligations under the client contracts are completed and the revenue is reasonably determinable. During 2018, the Company had $1,169,784 of revenue from non-refundable retainers, $1,695,000 of revenue from success fees on transactions closed in 2018 and $190,814 in contingent success fees from transactions closed in prior periods.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company's contracts with its clients are all cancelable with 30 days or less notice and are expected to last no longer than 12 months. Each contract contains two types of consideration: 1) non-refundable monthly retainers and 2) success fees. These contracts have two performance obligations: 1) deliver marketing material to the clients and 2) market, negotiate and close the transaction. The Company is compensated for its development and delivery of marketing materials via monthly non-refundable retainers. The revenue for the development and delivery of marketing material is recognized during the month the services are provided. Related expenses are booked during the same month except for equity owner payments tied to this revenue, which are subject to the approval of the Company's Operating Committee. Those expenses are booked when paid. The Company often receives payment of the non-refundable retainers before the end of the month during which the related services are to be performed. In such cases, the Company records a deferred revenue balance for the portion of the advance payment that relates to services to be performed in the next period. At the end of 2018, the Company's deferred revenue liability was $67,000. This liability was $70,452 at the end of 2017. During 2018, the Company recognized the revenue that was deferred at the end of 2017 when the services were performed in 2018. The Company fulfills its performance obligations during each month by providing services requested by the client. There is no other practical measurement of completion since the scope of deliverables is constantly changing and the contract can be terminated at 30 days or less notice.

Success fees are recognized as revenue when the outcome of the transaction and the success fee is reasonably determinable which is generally when the transaction closes. Expenses for the performance of this obligation are booked in the month incurred, except for those non-owner, employee contingent, compensation expenses that are explicitly tied to the success fee, which are booked when the success fee revenue is booked. Owner compensation tied to success fees is subject to approval by the Company's Operating Committee and is booked when paid.

Success fees that are contingent upon future performance milestones are recognized upon completion of those milestones which are generally when the client is paid for this contingent consideration. Expenses associated with this revenue are booked during the period performed which is generally prior to the recognition of this revenue, except for those non-owner employee contingent compensation expenses that are explicitly tied to these success fees, which are booked when the contingent success fee revenue is booked. Owner compensation tied to contingent success fees is subject to approval by the Company's Operating Committee and is booked when paid.

Income Taxes

Income taxes are not reflected in the accompanying financial statements as the responsibility for income taxes is that of the members, not of the Company itself.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash equivalents include certain investments in highly liquid debt investments with original maturities of three months or less at the date of purchase. As of December 31, 2018 there were not any cash equivalents.

Accounts Receivable

Accounts receivable results from non-refundable retainer fees charged to the Company's customers for services rendered. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance at December 31, 2018.

Property and Equipment

Office furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation. The Company defines property and equipment as office furniture and equipment which individually cost more than $1,000 and have an estimated useful life in excess of three years. Depreciation is computed using the straight-line method generally over an estimated useful life of five years for office furniture and equipment and the lesser of the life of the lease or seven years for leasehold improvements. Depreciation expense for the year ended December 31, 2018 was $28,374.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

Security Deposits

For the year ended December 31, 2018, security deposits for leases in Boston, Reston and New York totaled $172,726.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in two commercial banks. All amounts held by the bank are subject to Federal Deposit Insurance Corporation (FDIC) insurance limitations, and amounts held may exceed those limits.

NOTE 4 – EMPLOYEE BENEFIT PLAN

The Affiliated Company has a profit-sharing retirement plan in which employees of the Company participate. The plan covers substantially all employees upon completion of three months of continuous service, as defined. The plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions up to six percent of annual compensation, subject to certain annual limitations. The Company matches a portion of the employee contributions and may provide additional discretionary contributions at a rate to be determined annually. For the year ended December 31, 2018, Company contributions totaled $18,330.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $167,701, which was $148,043 in excess of its required net capital of $19,658. The Company's net capital ratio was 1.76 to 1.

NOTE 6 – FOCUS REPORT

There are no material differences between these financial statements and the December 31, 2018 FOCUS report filed with FINRA.

NOTES 7 – RELATED PARTY TRANSACTIONS

The Affiliated Company and the Company have a formal expense sharing agreement where the parties share employees, office space, equipment, systems and office support. The cost of expenses is calculated based on actual employee specific costs for those employees of the Company that perform services for the Affiliated Company, and a pro-rata portion of actual non-employee specific costs based on the portion of full-time equivalents performing services for the Affiliated Company.

The Affiliated Company reimburses the Company for these expenses on a quarterly basis. Expenses reimbursed to the Company from the Affiliated Company under this expense sharing agreement totaled $14,179 for the year ended December 31, 2018. Reimbursed expenses are recorded as a reduction to expenses in the consolidated financial statements. A total of $58,580 is due from other affiliated entities, outside of the expense sharing agreement, including $58,211 associated with the dissolution of the foreign subsidiary, Outcome Capital, LLP.

The transactions with the Affiliated Company described above and the effect thereof on the accompanying consolidated financial statement may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company leases office space for its Boston office under an operating lease agreement that expires in July 2023. Rent expense of $322,710 for Boston was charged to operations for the year ended December 31, 2018. The Company also leases office space for its Virginia office under an operating lease agreement that expires in December 2020. Rent expense of $154,826 for Reston was charged to operations for the year ended December 31, 2018. Future annual minimum payments required under non-cancelable commitments are as follows:

2019	$ 518,419
2020	528,633
2021	339,422
2022	344,887
2023	204,026
Total	$ 1,935,387

Outcome Capital and two of its Managing Directors, Arnold Freedman and Oded Ben Joseph, were named as defendants in a civil lawsuit. The complaint was filed on July 24, 2015 in Superior Court in the County of Norfolk in the Commonwealth of Massachusetts by Mark Butts, the former business partner of Mr. Freedman, and Boston Equity Advisors, LLC, the corporation that used to be co-owned by Mr. Butts and Mr. Freedman. The complaint alleged breach of fiduciary duty and misappropriation of confidential information, among other claims. The complaint asked for payment of unspecified monetary damages.

The case was tried to the court, without a jury, over a seven-day period in April 2018. At the conclusion of the case, the court entered judgement for the defendants and against the plaintiffs on all counts. The Plaintiffs have appealed the court's judgment to the Massachusetts Court of Appeals. The appeal is at the briefing stage. Management of Outcome Capital believes that the appeal is without merit and intends to vigorously defend the trial court's decision.

NOTE 9 – DISAGGREGATED REVENUE

During 2018, the Company had three types of revenue as follows:

Non-Refundable Retainers	$ 1,169,784
Success Fee Revenue	1,695,000
Contingent Success Fees (From Transactions Closed in Prior Periods)	190,184
Total Revenue	$ 3,055,598

NOTE 10 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 26, 2019, the date the consolidated financial statements were available to be issued. Events or transactions occurring after December 31, 2018, but prior to February 26, 2019, that provided additional evidence about conditions that existed at December 31, 2018 have been recognized in the consolidated financial statements for the year ended December 31, 2018.

OUTCOME CAPITAL

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 25, 2019

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Outcome Capital, LLC is a broker/dealer registered with the SEC and FINRA.

- Outcome Capital, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2018.

- Outcome Capital, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule.

- Outcome Capital, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2018 through December 31, 2018.

- Outcome Capital, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of January 1, 2018 through December 31, 2018.

- The above statements are true and correct to the best of my and Outcome Capital, LLC knowledge.

Signature [signature]

Title Managing Director

Date 1-29-19

OUTCOME CAPITAL, LLC
11921 FREEDOM DR, STE 730, RESTON, VA 20190
PHONE: 703.225.1500 | FAX: 703.225.1515 | WWW.OUTCOMECAPITAL.COM